# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CBL International Limited, CIK 0001914805
CUSIP: G1991X109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: LEVEL 23-2, MENARA PERMATA SAPURA, KUALA LUMPUR CITY CENTRE 50088, KUALA LUMPUR, Malaysia (N8), 50088
Date of event which requires filing of this statement: 04/28/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-24-011142
Filed by CIK 0001948937

## Reporting persons
- Straits Energy Resources Berhad: type of reporting person: corporation (CO); citizenship or place of organization: Malaysia (N8); sole voting power 7,644,588; shared voting power 0; sole dispositive power 7,644,588; shared dispositive power 0; aggregate amount beneficially owned 7,644,588 (27.8% of the class)
  Comment: * The calculation of this percentage is based on 27,500,000 ordinary shares issued and outstanding based on the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 16, 2025.

## Item 1. Issuer
Name of issuer: CBL International Limited
Address of issuer's principal executive offices: Level 23-2, Menara Permata Sapura, Kuala Lumpur City Center, 50088 Kuala Lumpur, Malaysia

## Item 2. Person Filing
Name of person filing: Straits Energy Resources Berhad
Address of principal business office or, if none, residence: B-07-06, Plaza Mont Kiara, 2, Jalan Kiara, Mont Kiara, 50480 Kuala Lumpur, Malaysia
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
7,644,588

Straits Energy Resources Berhad ("Straits"), a Malaysian company whose shares are listed on ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080) is the record holder of 7,644,588 ordinary shares of CBL International Limited ("Ordinary Shares"), representing 27.8% of the total outstanding Ordinary Shares. Straits' board of directors has voting and/or dispositive control over the Ordinary Shares held by Straits. A majority vote of directors is required for any action by Straits, and no single director has a veto right. Each of the director and the board of directors of Straits disclaims beneficial ownership of the Ordinary Shares held by Straits.
Percent of class: 27.8%
Sole power to vote or to direct the vote: 7,644,588
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,644,588
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Straits Energy Resources Berhad: /s/ Kam Choy Ho, Kam Choy Ho / Director (04/30/2025)